Exhibit 99.1

ZTO Reports First Quarter 2023 Unaudited Financial Results

Expanded Market Share by 1.8pts to 23.4% with 6.3 Billion Parcels

Grew Adjusted Net Income 82.1% to Reach RMB1.9 Billion

Raise Annual Volume Guidance to Grow 20%-24%

SHANGHAI, May 17, 2023/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2023[1]. The Company grew parcel volume by 20.5% year over year and expanded market share by 1.8 percentage points to 23.4% while maintaining high quality of service and customer satisfaction. Adjusted net income [2] increased 82.1% to reach RMB1,919.8 million. Cash generated from operating activities was RMB2,738.0 million.

First Quarter 2023 Financial Highlights

•	Revenues were RMB8,983.2 million (US$1,308.1 million), an increase of 13.7% from RMB7,904.1 million in the same period of 2022.

•	Gross profit was RMB2,523.4 million (US$367.4 million), an increase of 55.8% from RMB1,619.5 million in the same period of 2022.

•	Net income was RMB1,664.8 million (US$242.4 million), an increase of 90.2% from RMB875.5 million in the same period of 2022.

•	Adjusted EBITDA[3] was RMB3,133.0 million (US$456.2 million), an increase of 56.5% from RMB2,002.1 million in the same period of 2022.

•	Adjusted net income[2] was RMB1,919.8 million (US$279.5 million), an increase of 82.1% from RMB1,054.5 million in the same period of 2022.

•	Basic and diluted net earnings per American depositary share (“ADS” [4]) were RMB2.07 (US$0.30) and RMB2.03 (US$0.30), an increase of 84.8% and 81.3% from RMB1.12 and RMB1.12 in the same period of 2022, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB2.38 (US$0.35) and RMB2.33 (US$0.34), an increase of 77.6% and 73.9% from RMB1.34 and RMB1.34 in the same period of 2022, respectively.

•	Net cash provided by operating activities was RMB2,738.0 million (US$398.7 million), compared with RMB1,105.4 million in the same period of 2022.

Operational Highlights for First Quarter 2023

•	Parcel volume was 6,297 million, an increase of 20.5% from 5,226 million in the same period of 2022.

•	Number of pickup/delivery outlets was over 31,000 as of March 31, 2023.

•	Number of direct network partners was over 5,900 as of March 31, 2023.

•	Number of self-owned line-haul vehicles was approximately 11,000 as of March 31, 2023.

•	Out of the approximately 11,000 self-owned trucks, approximately 9,500 were high capacity 15 to 17-meter-long models as of March 31, 2023, compared to approximately 9,200 as of March 31, 2022.

•	Number of line-haul routes between sorting hubs was approximately 3,800 as of March 31, 2023, compared to approximately 3,650 as of March 31, 2022.

•	Number of sorting hubs was 97 as of March 31, 2023, among which 88 are operated by the Company and 9 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary net of corresponding tax impact, with which the management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary, with which the management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and American depositary diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “We were well prepared when market opportunities rose in the first quarter when consumer spending rebounded after the lift of COVID-driven restrictions on activities such as travel, dining out and public entertainment. We saw robust increases in express delivery demand as merchants offered deep discounts to clear inventory buildup and e-Commerce platforms offered attractive subsidies to entice on-line spending albeit moderate per ticket size. Without compromising quality of services, our volume market share rose 1.8 pts to 23.4%, and adjusted net income increased 82.1% to reach RMB1.92 billion. Our three-prong approach to corporate strategy has been consistent, and the execution plans designed around the macro economy and industry conditions were effective. Revised growth target parameters helped alleviate hesitations on the sales front, volume mix shifts meant better quality of earnings, and precision pricing based on more granular costs breakdowns help ensuring market competitiveness as well as profitability. With volume leverage achieved, everything came together under the digitization cockpit, and our combined per unit cost of sorting and transportation this quarter decreased 10 cents over the first quarter last year.”

Mr. Lai added, “The recovery momentum seemed to have continued into the second quarter. We anticipate that the express delivery industry would expand steadily entering into the rest of the year, and we raised our annual volume targets. There are undoubtedly challenges and uncertainties ahead, however, we are in control of our actions to focus on further implementation of deep-dive initiatives to drive increases in non-e-commerce package intake, to increase volume of premium timeliness services, to enhance last mile presence and service capabilities, and to support network partners’ upgrade of their throughput capacity. With enhanced linkage and cohesiveness across the entire network, we aim to develop greater competitive advantage to further our industry leadership with high quality of services, leading market share and earnings.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Our quarterly core express delivery ASP decreased 3.7%, or 5 cents year over year resulted mainly from lower average weight per parcel, decrease in KA volume where associated revenue includes delivery fees, and improved effectiveness of our network pricing policy. Unit cost decreased 12.8% or 14 cents because, aside from greater economies of scale, our process management initiatives started in the second half of 2022 continued to pay dividend. The standardization of operating procedures and measurement metrics helped to identify performance anomalies and address inefficiencies more timely and effectively. With a stable corporate cost structure, we grew our adjusted net income over 82% over last year, much faster than our top line increases.”

Ms. Yan added, “Maintaining high quality of services amidst volume surge is not an easy task. We did not let off guards and implemented effective measures throughout key checkpoints from end to end to ensure smooth flow of volume and control intake where necessary. We also helped network partners to respond to any bottlenecks and quickly address breakdown risks. We are proactively making preparations towards busy seasons in the latter part of the year where average daily volume would likely reach new heights. Our goal remains to increase our market share by at least 1.5 percentage points for 2023 while maintaining high quality of services and customer satisfaction and achieving optimal earnings growth for the year.”

First Quarter 2023 Unaudited Financial Results

	Three Months Ended March 31,
	2022		2023
	RMB	%	RMB	US$	%
		(in thousands, except percentages)
Express delivery services	7,220,261	91.3	8,388,743	1,221,496	93.4
Freight forwarding services	331,085	4.2	192,725	28,063	2.1
Sale of accessories	282,071	3.6	368,838	53,707	4.1
Others	70,633	0.9	32,933	4,795	0.4
Total revenues	7,904,050	100.0	8,983,239	1,308,061	100.0

Total Revenues were RMB8,983.2 million (US$1,308.1million), an increase of 13.7% from RMB7,904.1 million in the same period of 2022. Revenue from the core express delivery business increased by 16.1% compared to the same period of 2022, as a combined result of a 20.5% increase in parcel volume and a 3.7% decrease in parcel unit price. Revenue from freight forwarding services decreased by 41.8% compared to the same period of 2022 primarily due to declined cross border e-commerce demand and pricing caused by weak global economy. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 30.8% in line with parcel volume growth. Other revenues were derived mainly from financing services.

	Three Months Ended March 31,
	2022		2023
		% of			% of
	RMB	revenues	RMB	US$	revenues
		(in thousands, except percentages)
Line-haul transportation cost	2,953,991	37.4	3,181,820	463,309	35.4
Sorting hub operating cost	1,880,367	23.8	2,013,371	293,170	22.4
Freight forwarding cost	307,901	3.9	182,972	26,643	2.0
Cost of accessories sold	82,903	1.0	107,428	15,643	1.2
Other costs	1,059,409	13.4	974,240	141,859	10.9
Total cost of revenues	6,284,571	79.5	6,459,831	940,624	71.9

Total cost of revenues was RMB6,459.8 million (US$940.6 million), an increase of 2.8% from RMB6,284.6 million in the same period of last year.

Line haul transportation cost was RMB3,181.8 million (US$463.3 million), an increase of 7.7% from RMB2,954.0 million in the same period last year. The unit transportation cost decreased 10.6% or 6 cents attributable to better economies of scale as well as real-time data monitoring and analytics to optimize route planning and load rate. There were approximately 300 more self-owned high-capacity vehicles in operation compared to the same period last year.

Sorting hub operating cost was RMB2,013.4 million (US$293.2 million), an increase of 7.1% from RMB1,880.4 million in the same period of last year. The increase was primarily consisted of (i) RMB76.4 million (US$11.1 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency gains, and (ii) RMB46.0 million (US$6.7 million) increase in depreciation and amortization costs for automation equipment and facility. With standardization in sorting operating procedures and improved productivity rate, and optimized resource deployment either labor or machinery, the unit soring hub operating cost decreased 11.1% or 4 cents. As of March 31, 2023, 454 sets of automated sorting equipment were in service, compared to 422 sets as of March 31, 2022.

Cost of accessories sold was RMB107.4 million (US$15.6 million), increased 29.6% compared with RMB82.9 million in the same period last year in accordance with volume increases.

Other costs were RMB974.2 million (US$141.9 million), a decrease of 8.0% from RMB1,059.4 million in the same period of last year. The decrease was mainly consisted of (i) RMB60.1 million (US$8.8 million) decrease in dispatching costs serving enterprise customers， (ii) RMB29.3 million (US$4.3 million) decrease in equipment manufacturing cost, and (iii) increase of RMB15.8 million (US$2.3 million) in costs for growing last mile operations.

Gross Profit was RMB2,523.4 million (US$367.4 million), increased 55.8% from RMB1,619.5 million in the same period of last year as a combined result of increased revenues and cost productivity gain. Gross margin rate improved to 28.1% from 20.5% for the same period last year.

Total Operating Expenses were RMB573.0 million (US$83.4 million), compared to RMB503.2 million in the same period of last year.

Selling, general and administrative expenses were RMB786.6 million (US$114.5 million), increased by 27.2% from RMB618.2 million in the same period of last year, mainly driven by increases of employees’ compensation and benefits.

Other operating income, net was RMB213.6 million (US$31.1 million), compared to RMB115.0 million in the same period of last year. Other operating income mainly consisted of (i) RMB99.4 million (US$14.5 million) of government subsidies and tax rebates, (ii) RMB69.5 million (US$10.1 million) of VAT super deduction, and (iii) RMB44.7 million (US$6.5 million) of rental income.

Income from operations was RMB1,950.4 million (US$284.0 million), an increase of 74.7% from RMB1,116.3 million for the same period last year. Operating margin rate increased to 21.7% from 14.1% in the same period of last year.

Interest income was RMB91.9 million (US$13.4 million), compared with RMB111.1 million in the same period of last year.

Interest expenses was RMB71.7 million (US$10.4 million), compared with RMB59.6 million in the same period of last year.

Gain from fair value changes of financial instruments was RMB155.6 million (US$22.7 million), compared with loss of RMB0.9 million in the same period of last year. Such gain or loss from fair value changes of the financial instruments is determined by selling banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB455.0 million (US$66.3 million) compared to RMB255.2 million in the same period of last year. Overall income tax rate decreased by 0.6 percentage points compared to the same period last year.

Net income was RMB1,664.8 million (US$242.4 million), which increased by 90.2% from RMB875.5 million in the same period of last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.07 (US$0.30) and RMB2.03 (US$0.30), compared to basic and diluted earnings per ADS of RMB1.12 and RMB1.12 in the same period of last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.38 (US$0.35) and RMB2.33 (US$0.34), compared with RMB1.34 and RMB1.34 in the same period of last year.

Adjusted net income was RMB1,919.8 million (US$279.5 million), compared with RMB1,054.5 million during the same period last year.

EBITDA[1] was RMB2,878.0 million (US$419.1 million), compared with RMB1,823.1 million in the same period of last year.

Adjusted EBITDA was RMB3,133.0 million (US$456.2 million), compared to RMB2,002.1 million in the same period of last year.

Net cash provided by operating activities was RMB2,738.0 million (US$398.7 million), compared with RMB1,105.4 million in the same period of last year.

(1)   EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, with which the management aims to better represent the underlying business operations.

Business Outlook

Considering the current market conditions and operations, the Company raises its annual parcel volume projection to be in the range of 29.27 billion to 30.24 billion, representing a 20% to 24% increase year over year. Relative to the entire industry performance, the Company is confident to achieve at least 1.5 percentage point increase in volume market share for the entire year. All aforementioned estimates represent management’s current and preliminary view, which are subject to change.

Primary Listing on the Main Board of the Stock Exchange of Hong Kong Limited Became Effective

The Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) became effective on May 1, 2023. ZTO is now a dual primary listed company on the Hong Kong Stock Exchange in Hong Kong and the New York Stock Exchange in the United States.

Company Share Purchase

On November 14, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2021, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024.The Company expects to fund the repurchases out of its existing cash balance. As of March 31, 2023, the Company has purchased an aggregate of 38,250,449 ADSs at an average purchase price of US$25.18, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8676 to US$1.00, the noon buying rate on March 31,2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, May 17, 2023 (8:30 AM Beijing Time on Thursday, May 18, 2023).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	4410731

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 24, 2023:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	8325254

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its interim and annual report to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company’s results of operations and market share; any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system; ZTO’s ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO’s filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	7,904,050	8,983,239	1,308,061
Cost of revenues	(6,284,571)	(6,459,831)	(940,624)
Gross profit	1,619,479	2,523,408	367,437
Operating (expenses)/income:
Selling, general and administrative	(618,199)	(786,607)	(114,539)
Other operating income, net	114,978	213,641	31,109
Total operating expenses	(503,221)	(572,966)	(83,430)
Income from operations	1,116,258	1,950,442	284,007
Other income (expenses):
Interest income	111,098	91,912	13,383
Interest expense	(59,635)	(71,710)	(10,442)
(Loss) / gain from fair value changes of financial instruments	(881)	155,573	22,653
Foreign currency exchange (loss) / gain before tax	(12,865)	(10,213)	(1,487)
Income before income tax, and share of loss in equity method	1,153,975	2,116,004	308,114
Income tax expense	(255,219)	(455,007)	(66,254)
Share of loss in equity method investments	(23,232)	3,824	557
Net income	875,524	1,664,821	242,417
Net loss attributable to non-controlling interests	30,746	5,515	803
Net income attributable to ZTO Express (Cayman) Inc.	906,270	1,670,336	243,220
Net income attributable to ordinary shareholders	906,270	1,670,336	243,220
Net earnings per share attributed to ordinary shareholders
Basic	1.12	2.07	0.30
Diluted	1.12	2.03	0.30
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	808,690,979	808,865,862	808,865,862
Diluted	808,690,979	840,491,415	840,491,415
Net income	875,524	1,664,821	242,417
Other comprehensive (expenses) / income, net of tax of nil:
Foreign currency translation adjustment	(12,185)	19,271	2,806
Comprehensive income	863,339	1,684,092	245,223
Comprehensive loss attributable to non- controlling interests	30,746	5,515	803
Comprehensive income attributable to ZTO Express (Cayman) Inc.	894,085	1,689,607	246,026

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	March 31,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets
Cash and cash equivalents	11,692,773	9,555,752	1,391,425
Restricted cash	895,483	729,141	106,171
Accounts receivable, net	818,968	576,358	83,924
Financing receivables	951,349	1,089,741	158,679
Short-term investment	5,753,483	8,878,424	1,292,799
Inventories	40,537	29,136	4,243
Advances to suppliers	861,573	831,422	121,064
Prepayments and other current assets	3,146,378	3,427,312	499,055
Amounts due from related parties	314,483	166,592	24,258
Total current assets	24,475,027	25,283,878	3,681,618
Investments in equity investee	3,950,544	3,946,444	574,647
Property and equipment, net	28,813,204	29,776,763	4,335,832
Land use rights, net	5,442,951	5,665,064	824,897
Intangible assets, net	29,437	27,888	4,061
Operating lease right-of-use assets	808,506	816,655	118,914
Goodwill	4,241,541	4,241,541	617,616
Deferred tax assets	750,097	796,444	115,971
Long-term investment	7,322,545	8,141,361	1,185,474
Long-term financing receivables	1,295,755	909,923	132,495
Other non-current assets	816,839	512,268	74,592
Amounts due from related parties-non current	577,140	578,400	84,222
TOTAL ASSETS	78,523,586	80,696,629	11,750,339
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	5,394,423	6,598,943	960,881
Accounts payable	2,202,692	2,058,253	299,705
Notes payable	200,000	200,000	29,122
Advances from customers	1,374,691	1,338,918	194,962
Income tax payable	228,422	307,493	44,774
Amounts due to related parties	49,138	117,375	17,091
Operating lease liabilities	229,718	235,150	34,240
Dividends payable	1,497	2,057,093	299,536
Other current liabilities	6,724,743	6,188,620	901,131
Total current liabilities	16,405,324	19,101,845	2,781,442
Non-current operating lease liabilities	510,349	482,021	70,188
Deferred tax liabilities	346,472	339,758	49,473
Convertible senior bond	6,788,971	6,769,678	985,741
TOTAL LIABILITIES	24,051,116	26,693,302	3,886,844
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 824,767,102 shares issued and 808,964,493 shares outstanding as of March 31, 2023)	535	533	78
Additional paid-in capital	26,717,727	24,729,199	3,600,850
Treasury shares, at cost	(2,062,530)	(1,862,363)	(271,181)
Retained earnings	29,459,491	30,764,955	4,479,725
Accumulated other comprehensive loss	(86,672)	(67,401)	(9,814)
ZTO Express (Cayman) Inc. shareholders’ equity	54,028,551	53,564,923	7,799,658
Noncontrolling interests	443,919	438,404	63,837
Total Equity	54,472,470	54,003,327	7,863,495
TOTAL LIABILITIES AND EQUITY	78,523,586	80,696,629	11,750,339

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
		(in thousands)
Net cash provided by operating activities	1,105,395	2,737,974	398,679
Net cash used in investing activities	(3,314,751)	(5,866,601)	(854,243)
Net cash (used in) / provided by financing activities	2,580,645	840,572	122,397
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(20,822)	(8,937)	(1,301)
Net increase/(decrease) in cash, cash equivalents and restricted cash	350,467	(2,296,992)	(334,468)
Cash, cash equivalents and restricted cash at beginning of period	9,769,361	12,603,087	1,835,152
Cash, cash equivalents and restricted cash at end of period	10,119,828	10,306,095	1,500,684

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	March 31,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	11,692,773	9,555,752	1,391,425
Restricted cash, current	895,483	729,141	106,171
Restricted cash, non-current	14,831	21,202	3,088
Total cash, cash equivalents and restricted cash	12,603,087	10,306,095	1,500,684

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	875,524	1,664,821	242,417
Add:
Share-based compensation expense [1]	178,980	254,976	37,127
Adjusted net income	1,054,504	1,919,797	279,544
Net income	875,524	1,664,821	242,417
Add:
Depreciation	601,643	651,685	94,893
Amortization	31,054	34,793	5,066
Interest expenses	59,635	71,710	10,442
Income tax expenses	255,219	455,007	66,254
EBITDA	1,823,075	2,878,016	419,072
Add:
Share-based compensation expense	178,980	254,976	37,127
Adjusted EBITDA	2,002,055	3,132,992	456,199

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	906,270	1,670,336	243,220
Add:
Share-based compensation expense [1]	178,980	254,976	37,127
Adjusted Net income attributable to ordinary shareholders	1,085,250	1,925,312	280,347

Weighted average shares used in share/ADS calculating net earnings per ordinary
Basic	808,690,979	808,865,862	808,865,862
Diluted	808,690,979	840,491,415	840,491,415

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.12	2.07	0.3
Diluted	1.12	2.03	0.3

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.34	2.38	0.35
Diluted	1.34	2.33	0.34

 (1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508